An Angry Boy Inc.



ANNUAL REPORT

88 Greenwich St. Suite 2702

New York, NY 10006

0

www.newdawnfilm.com

This Annual Report is dated December 23, 2021.

BUSINESS

We are a brand new company formed for the single purpose of producing and marketing a psychological thriller movie called "An Angry Boy." We plan to run this StartEngine campaign for up to a year and after that produce and edit the film which will take an additional 9-12 months to do.

An Angry Boy is owned and operated by film and video producer Andrew Fitzgerald. Andrew also owns and operates a production company, based out of New York City, called New Dawn Films Inc. which was started in 2009 and now has 8 full time emplyees and many other freelancers on it's roster. An Angry Boy Inc. and New Dawn Films Inc. are affiliates and controlled by Andrew Fitzgerald.

Since 2016, New Dawn Films has run a YouTube channel called Scary Mysteries which focuses on stories about true crime, unsolved mysteries, serial killers, strange anomalies and topics like that. And it was started with the sole intention of building up an audience and fanbase so that when Andrew made his next film, which will be An Angry Boy, there would an established fanbase already in place. As of December of 2019 the channel has over 560,000 subscribers and recieves millions of views every month.

Once An Angry Boy (the film) is made then An Angry Boy (the company) plans to directly sell the film to the audience/fanbase prepared by New Dawn Films. We believe, after years of giving free quality content on YouTube and then getting the fanbase amped up about the flim, many of the fans will happily support the company by purchasing the film.

Previous Offerings

Between 2020 and 2019, we sold 73,069 [shares of common stock] in exchange for $2 per share under Regulation Crowdfunding.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $5,000.00

Number of Securities Sold: 50,000

Use of proceeds: Marketing of StartEngine campaign

Date: September 20, 2019

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

Our company has been created with the sole intention of producing the film An Angry Boy. So, in order for us to make the movie we first need to receive funds from our investors. Once the funds is generated, depending on how much money we raise, then the movie production will begin.

The quality of the film we are able to create is dependent on the amount we raise, and we've broken this down into 3 different tiers based on our professional experience.

Tier 1 - $10,000 - $100,000 Raised -

The first step for us will be to use some of these early funds to pay for targeting advertising to get more investors on board. New Dawn Films has created marketing campaigns for clients in the past with the videos we have produced for them and so we're familiar with how to leverage targeted advertising. We will get the campaign in front of interested parties so they're aware of the offering which will help raise additional capital overall.

Tier 2 - $100,000 - $300,000 Raised -

At this point we'll have enough money to produce the film from start to finish. As long as we can raise $100,000 then we will make the movie and it will be able to be distributed. This tier however is on the lower end of what we ideally need to make the high-quality film we're seeking to create. In this tier the major issues we'll face are limited shooting days because we won't be able to afford more. This means everything will need to be shot fairly quickly which will compromise on our artistic integrity. We also will not be able to afford paying 'well known' actors to be a part of the film. A draw for many audiences in choosing a movie to watch is that there are actors who they recognize. We may be able to get one or 2 well-known actors, but it will depend on how much we can raise.

Tier 3 - $300,000 - $500,000+ Raised

Andrew has worked on film sets both large and small and the difference between the two comes down to budget. In the simplest terms, the more money you have, the higher the quality of a flim we can produce. For example, we can have more shoot days which means we can take the proper time needed to get the right shots. we can spend more money on equipment that will allow us to be more creative with what we're filming and how it's done. We can spend more on set dressings, art direction, talent, special effects and a multitude of other things. All of which can elevate the film to a higher standard.

$500,000 is what it will take to make the high-quality film we want to produce. The more money we get, the fewer constraints we'll have and therefore we will be able to get the best of the best in different creative areas. If we have less then we can still make a quality film, however, it will be much harder to do because we'll have more limitations.

Essentially the business doesn't exist without our investors. But once we have the funds, as mentioned above, we can move forward and create a film that is ready for distribution. At the very least we will be able to self-distribute to our 500,000+ YouTube subscribers who are eagerly waiting on the next video or project we put out. And those subscribers will only continue to grow in the future which means potential revenue for this film will continue to grow as well.

Foreseeable major expenses based on projections:

All of our expenses directly go toward creating our film. In the production world there are generally 3 phases of production that expenses go towards and they are the following:

1) Pre-Production - This is the first part of making any film and it's what has to be done before any filming in order to make sure the production process runs smoothly. Some of the core major costs within the Pre-Production phase are: Hiring of a Production Crew, creating a Storyboard and storyboard vision, planning for shooting days and the logistics, shot list creation, hiring actors and location scouting.

2) Production - This is the part of the film that most people are familiar with which is the actual days that filming the movie is taking place. This is where the bulk of the budget is spent and some of the expenses here include: Hiring a cast (especially well-known actors to bring more audiences to the film), Renting spaces, Crew, Lodging, Meals for the cast & crew, Transportation for cast and crew, Wardrobe, make-up and props, Special Effects And any necessary set equipment.

3) Post-Poduction - Once the filming is completed it needs to be edited and marketed for distribution. Some of the major expenses on the post-production side include: Editing the film, Creating the musical score, Coloring the film, Sound mixing, Graphics and effects creation, Promotional Materials and Festival submissions.

Below we've outlined the percentages for where our expenses will be used.

37% - PRODUCTION

As mentioned above this is the bulk of the costs to make the movie and it includes: Hiring a cast (especially well-known actors to bring more audiences to the film), Renting spaces, Crew, Lodging, Meals for the cast & crew, Transportation for cast and crew, Wardrobe, make-up and props, Special Effects And any necessary set equipment.

15% - CAST

The more money we raise then the more we have to spend on our cast. Generally, more money simply equates to being able to afford better actors and more well-known actors.

15% - POST-PRODUCTION

As mentioned above this will include: Editing the film, Creating the musical score, Coloring the film, Sound mixing, Graphics and effects creation, Promotional Materials and Festival submissions.

9% - MARKETING

When starting to raise our funds we will be marketing our Start Engine Campaign to get in front of potential investors.

6% - START ENGINE

This goes right off the top and is the fee that Start Engine charges for using their services.

5% - CONTINGENCY

A film is a living breathing thing and so it's impossible to account for every expense up front. You have to be able to roll with the punches and adapt. Sometimes you can get cheaper deals than expected and other times items can cost more.

3% - SPECIAL EFFECTS

This movie has some ultra-violent parts that we want to create using practical effects. In order to make them look good, they'll need to be meticulously planned, created and executed.

2% - INSURANCE

We'll need insurance to cover us during the production phase. We do not have any dangerous or large stunts so this will be a minimal cost for us.

2% - WRITER/DIRECTOR

The writer/director will spend a lot of time during the 3 phases of this film making sure their vision for the film is created and since they will not be able to work on other projects, will need to be compensated.

2% - PRODUCER

The producer's job is one of the most important on any set and they are the first to come on board besides the Director/Writer. They make sure everything on the production is running smoothly and is organized.

2% - UNIT PRODUCTION MANAGER

The unit production manager is hired after the producer and they are in charge of overseeing the budget and scheduling of the entire film production.

1% - CASTING DIRECTOR

The casting director is hired to get all the actors on board for the film.

1% - ACCOUNTING

We will need to have an accounting manager keep track of all our expenses to manage our bookkeeping.

Future operational challenges:

A lack of funding will result in some major challenges for us to produce the movie. If we do not raise enough capital on Start Engine then we'll need to seek outside funding from other resources which will prove to be challenging. The minimum amount we need in order to actually produce the film is $100,000. Any less then that and we'll need to seak outside investors.

There may also be some unexpected costs we come across that we are unable to predict prior to making the movie. Prices may vary on items like equipment, locations and actors and so we'll need to work with vendors and agents to make deals in order to work within the budget we have to spend from the funds we ultimately raie.

Future challenges related to capital resources:

The only capital resources we'll be using for the making of this movie is the equipment we choose to use. This includes Cameras, Steadicam rigs, tripods, lenses and various other tools used in the filmmaking process.

As with any film production, the more money you have to spend the better equipment you'll have at your disposal. For example, the cost of renting a cheaper camera would cost around $400/day vs the cost of a more expensive camera which can run $1500/day. This generally runs across every item on set and a better camera means better picture quality. Better lenses mean better images and so on. On top of that, better equipment means a more specific skillset from the operators or crew so those prices increase as well. The more money we raise, the better everything can be across the board.

Future milestones and events:

June 2016 - WRITING BEGINS on An Angry Boy Script

July 2016 - SCARY MYSTERIES YOUTUBE CHANNEL LAUNCHES to create a fanbase that will purchase An Angry Boy film.

August 2018 - SCRIPT FINALIZED after numerous drafts and rounds of notes.

September 2018 - AN ANGRY BOY INC. is created and work on our Start Engine campaign begins.

August 2019 - 500,000 SUBSCRIBERS are reached on the Scary Mysteries youtube channel.

January 2020- EQUITY CROWDFUNDING LAUNCHES The campaign to produce An Angry Boy Launches on Start Engine.

January 2021 - EQUITY CROWDFUNDING FINISHES The campaign to producte An Angry Boy finishes.

February 2021 - PRE PRODUCTION BEGINS Hiring of key roles, casting and location scouting.

April - May 2021 - PRODUCTION BEGINS Start filming the movie.

June 2021 - POST PRODUCTION BEGINS The editing for the film is taking place

September 2021 - AN ANGRY MOVIE PREMIERE The film is finished and we can begin our festival run and distribution plan.

November 2021- EVERGREEN INVESTMENT The film sells via distributors or self distribution for decades to come.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $64,455.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Andrew Fitzgerald

Amount Owed: $21,583.00

Interest Rate: 0.0%

Related parties to the Company have advanced the Company funds as needed to fund operations to date. The balance outstanding under this arrangement as of December 31, 2018 was $21,583. The balance is considered payable on demand and does not bear interest.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Andrew Fitzgerald

Andrew Fitzgerald's current primary role is with New Dawn Films INC. Andrew Fitzgerald currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director

Dates of Service: September 18, 2018 - Present

Responsibilities: Overseeing the day to day operations of the company

Other business experience in the past three years:

Employer: New Dawn Films INC

Title: President

Dates of Service: July 22, 2009 - Present

Responsibilities: Oversee the day to day operations of the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Andrew Fitzgerald

Amount and nature of Beneficial ownership: 50,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Andrew Fitzgerald

Relationship to Company: Officer

Nature / amount of interest in the transaction: $21,583.

Material Terms: Related parties to the Company have advanced the Company funds as needed to fund operations to date. The balance outstanding under this arrangement as of December 31, 2018 was $21,583. The balance is considered payable on demand and does not bear interest.

OUR SECURITIES

Our authorized capital stock consists of 50,000 shares of common stock, par value $2 per share. As of December 31, 2020, 73069 - shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the participation in any of the Revenue Share should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Revenue Share Rights purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the revenue share rights that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the Revenue Share Right back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the revenue share rights you receive. More importantly, there is no established market for these rights and there may never be one. As a result, if you decide to sell these rights in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the film distribution industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

We are dependent on the successful marketing and popularity of our film. Our ability to generate revenue and be successful in implementing our business plan is in large part dependent on our ability to develop, produce, acquire and/or distribute entertainment products that are popular with audiences and are then sold and/or distributed via distribution channels that are efficient and cost effective. The accompanying financial statements have been prepared on a going concern basis, contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, has no liquid assets as of December 31, 2018, has a net loss of $1,058 for the period ended December 31, 2018, and has not generated revenues or profits since inception. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

We may not have enough capital as needed and may be required to raise more capital.

We may require additional capital in order to implement our business plan. In the event we are unable to acquire additional capital, we may not be able to implement our business plan resulting in a loss of revenues and ultimately the loss of any investor's investment. Due to our limited operating history, we will have to use all our existing resources to complete and market our motion picture products and develop our distribution channels.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. Forward looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, future results, levels of activity, performance, or achievements cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

Producing movies are inherently risky investments. Delays or cost overruns in the production of our movie may be caused by, among other things, unanticipated hurdles, difficulties with weather, changes to filming dates and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The revenue share rights that an investor is participating in has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The company might not sell enough revenue share rights in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

We are dependent on the popularity of our film. Our ability to generate revenue and be successful in implementing our business plan is in large part dependent on our ability to develop, produce, acquire and/or distribute the entertainment product that is popular with audiences and is then sold and/or distributed via distribution channels that are efficient and cost effective.

We face significant market competition

We face a large and growing number of competitors in the film and entertainment industry. Many of these competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition, and more established relationships in the industry than does the Company. As a result, certain of these competitors may be in better positions to compete with us for product and audiences. We cannot be sure that we will be able to compete successfully with existing or new competitors.

We are an early stage company and have not yet generated any profits

We were incorporated in Delaware in 2018. We have limited financial resources and only limited revenues to date. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by a small developing company starting a new business enterprise and the highly competitive environment in which we will operate. Since we have a limited operating history, we cannot assure you that our business will be profitable or that we will ever generate sufficient revenues to fully meet our expenses and totally support our anticipated activities.

We are an early stage company and have limited revenue and operating history

We were incorporated in Delaware in 2018. We have limited financial resources and only limited revenues to date. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by a small developing company starting a new business enterprise and the highly competitive environment in which we will operate. Since we have a limited operating history, we cannot assure you that our business will be profitable or that we will ever generate sufficient revenues to fully meet our expenses and totally support our anticipated activities.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires Andrew Fitzgerald to bring the project to life. Should something unexpected occur to him like injury or death, then this could result in the inability to create the movie.

We rely on third parties to provide services essential to the success of our business

We rely on Amazon Prime to sell our movie to our customers on their streaming platform. If Amazon changes the ability for us to do this or charges us more then anticipated, then our revenue will be affected. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

THE CURRENT MANAGEMENT HAS LIMITED EXPERIENCE IN SOME OF THE ENTERTAINMENT BUSINESSES THE COMPANY IS ENTERING AND MAY BE RELIANT ON CONSULTANTS AND OTHERS WHO HAVE GREATER RELATED EXPERIENCE. THIS COULD IMPACT THE RETURN ON INVESTMENT, IF ANY.

Reliance on the current management's limited experience in developing comparable businesses, puts the investors at risk in losing their entire investment. The Company intends to hire additional personnel in the future who will have the experience required to help manage our company, when the Company is sufficiently capitalized.

AS THERE IS NO PUBLIC MARKET FOR OUR REVENUE SHARE RIGHTS, THEY ARE AN ILLIQUID INVESTMENT AND INVESTORS MAY NOT BE ABLE TO SELL THEIR REVENUE SHARE RIGHTS.

No market currently exists for the revenue share rights and we cannot assure you that such a market will ever develop, or if developed, will be sustained. The revenue share right is not currently eligible for trading on any secondary exchange and there can be no assurance that the revenue share right will be listed on any secondary exchange in the future.

WE MAY BE UNABLE TO COMPETE WITH LARGER OR MORE ESTABLISHED FILM COMPANIES.

We face a large and growing number of competitors in the film and entertainment industry. Many of these competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition, and more established relationships in the industry than does the Company. As a result, certain of these competitors may be in better positions to compete with us for product and audiences. We cannot be sure that we will be able to compete successfully with existing or new competitors.

WE DO NOT CURRENTLY HAVE ANY INTELLECTUAL PROPERTY PROTECTION

We currently do not have any trademarks or copyrights filed or protection of our intellectual property. We may be subject to legal proceedings alleging claims of trademark or copyright infringement in the future. If we must rebrand, it may result in significant marketing expenses and additional management time and resources, which may adversely affect our business. Additionally, we cannot guarantee that our trademarks or copyrights will be completely protected. This could cause harm to our brand and ultimately, to us. We could also spend additional time and resources fighting other entities that might infringe upon our trademarks or copyrights.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become Revenue Share Note holder. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our Revenue Share Note holder and will have no such right.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 23, 2021.

An Angry Boy Inc.

By   /s/ *Andrew Fitzgerald*

Name: Andrew Fitzgerald

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

John A Gacinski CPA

ANCIENT OF DAYS ADVISORS INC.

To the Board of Directors of Angry Boy, Inc.:

I have reviewed the accompanying Statement of Financial Position of Angry Boy, Inc. as of December 31, 2020 and 2019 and the related Statements of Income and Cash Flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

John A Gacinski CPA

Roslyn, NY
April 9, 2021

37 PEPPERMILL ROAD, ROSLYN NY 11576
631-813-0772
JAG@GACINSKI.COM/GACINSKI.COM

An Angry Boy, Inc.
Statement of Financial Position
As of December 31, 2020 and 2019

	12/31/2020	12/31/2019
Assets:		
Current Assets:		
Cash & cash equivalents	$ -	
Deferred offering costs	5,525	5,525
Deposit	15,000	15,000
Film production costs (see note 3)	64,455	
Total Current Assets	84,980	20,525
Total Assets	$ 84,980	$ 20,525
Liabilties and Stockholders' Equity:		
Liabilties:		
Current Liabilities:		
Due to related parties	$ 87,595	$ 22,140
Stockholders' Equity:		
Common Stock, $0.10 par, 250,000 shares authorized, no shares issued and outstanding as of December 31, 2019	-	
Additional paid in capital	-	
Accumulated deficit	(2,615)	(1,615)
Total Stockholders' Equity	(2,615)	(1,615)
Total Liabilities and Stockholders' Equity	$ 84,980	$ 20,525

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

An Angry Boy, Inc.
Statement of Operations
For the Years ending December 31, 2020 and 2019

	For Year Ending 12/31/2020	For Year Ending 12/31/2019
Income:		
Revenue	$ -	$ -
Expenses:		
General & administrative	1,000	557
Total Expenses	1,000	557
Net Loss	$ (1,000)	$ (557)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

An Angry Boy, Inc.
Statement of Cash Flows
For the Years ending December 31, 2020 and 2019

	For Year Ending	
	12/31/2020	12/31/2019
Operating Activities		
Net income	$ (1,000)	$ (557)
Plus increase in due to related parties	65,455	557
Net Cash Provided By Operating Activities	64,455	-
Investment Activities		
Increase in Film Production Costs	64,455	
Net Cash Increase for Period	-	-
Cash at January 1, 2020/2019	-	-
Cash at December 31, 2020/2019	$ -	$ -

See Independent Accountant's Review Repport and accompanying notes, which are an integral part of these financial statements.

An Angry Boy, Inc.
Notes to Financial Statements
For the Years Ending December 31, 2020 and 2019

1) Nature of Organization

An Angry Boy Inc. ("The Company") is a Delaware corporation formed on September 18, 2018. The Company is producing and marketing a motion picture product by the name of An Angry Boy.

The Company's activities since inception have been focused solely on raising capital and development activities. The Company has not yet generated any revenue. The Company's ability to succeed will depend upon securing additional capital.

2) Date of Management's Review

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 12, 2020, the date that the financial statements were available to be issued.

3) Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation's of the Company's management who are responsible for their integrity and objectivity.

Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

Film Production Costs
The Company has capitalized its film pre-production costs as per Accounting Standards Update 2019-02.

Revenue Recognition
The Company will recognize revenue 1) when substantial evidence exists of an arrangement with a customer reflecting the terms and conditions under which products or services will be provided; 2) delivery has occurred or services have been provided; 3) the amount of income is fixed or determinable; and 4) collection is reasonably assured. As previously noted, the Company has not yet to date generated revenue

4) Taxes

The Company is taxed as a Corporation and files U.S. federal and state income tax returns. To date, the Company has generated net losses.

See accompanying Independent Accountant's Review Report

An Angry Boy, Inc.
Notes to Financial Statements
For the Years Ending December 31, 2020 and 2019

5) Due to Related Parties

Related parties to the Company have advanced the Company funds as needed to fund operations to date. The balance outstanding as of December 31, 2020 is $87,595. The balance is considered payable on demand and does not bear interest.

CERTIFICATION

I, Andrew Fitzgerald, Principal Executive Officer of An Angry Boy Inc., hereby certify that the financial statements of An Angry Boy Inc. included in this Report are true and complete in all material respects.

Andrew Fitzgerald

Principal Executive Officer